July 16, 2010

Ruairi Regan

Division of Corporation Finance

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 7, 2010

File No. 333-152512

Dear Mr. Morris:

The following is our response to your comment letter of May 4, 2010.

General

1.

We note the changes in response to prior comment 1. However, it appears you may have omitted certain language in the newly revised paragraph on page 6. Please revise further.

Language revised.

Prospectus Cover

2.

You do not appear to have made the change requested by prior comment 2, therefore, we reissue the comment.

Revised to be limited to one page.

Summary Information and Risk Factors, page 6

3.

Refer to prior comment 3. Your response does not address each of the requirements in rule 419(b)(1) including the requirement that if funds and securities are deposited into an escrow account maintained by an insured depository institution, the deposit account records of the insured depositary institution must provide that funds in the escrow account are held for the benefit of the purchasers named and identified in accordance with section 330.1 of the regulations of the Federal Deposit Insurance Corporation. Refer to Rule 419(B)(1)(ii). Please provide us with a complete analysis showing how the escrow arrangements proposed by you meet all the requirements of rule 419(b)(1).

ClearTrust LLC has been appointed as Escrow in place of Harold P. Gewerter, Esq. Ltd. ClearTrust LLC is a Rule 12 Transfer Agent registered with the SEC.

4.

Please file the agreement as an exhibit under which Joshua Sisk has agreed to deposit his securities and any proceeds from the sale of the securities in escrow.

Exhibit filed.

5.

Regarding the release of funds from escrow to Joshua Sisk, please revise your disclosure to clarify what you mean by the close of the new issue offering. Clarify how is this consistent with the restrictions on release of escrow set forth in Rule 419(e).

Revised to make release consistent with the close of escrow period.

Rights and Protections under Rule 419

6.

Refer to prior comment 5. Your disclosure still provides that the funds will be deposited “upon completion of the offering.” This arrangement does not appear to comply with Rule 419(b) which indicates that funds should be deposited “promptly”. We also note that you have not addressed the final sentence of the prior comment. Therefore we reissued the comment.

Revised and reconciled.

The Offering, page 7

7.

Refer to prior comment 7. Your revisions and your response do not address the limitations in timing of rule 10b-9. Please address these limitations in your response and explain how your proposed timing, which appears to give you complete flexibility for determining when then minimum offering condition has been met is consistent with this rule.

Addition disclosure added to reflect that the minimum must be reached prior to the expiration of the offering.

8.

Refer to prior comment 12. The second paragraph under this heading continues to provide that the board may extend the offering period at its discretion. Please revise.

Revised.

9.

Refer to prior comments 13 and 14. Please tell us how you concluded that 5 days satisfies the requirement that securities be “deposited promptly upon issuance.”

Revised to 3 business days to reflect the need for overnight shipping and processing.

Risk Factors, page 9

10.

Certain captions added to your risk factors do not appear to accurately described the risks discussed in the body of the risk factor. For example, the first risk factor caption highlights the risk of the company ceasing to exist, yet the risks described within that risk factor do not reference any such risk. Therefore, we reissue comment 18.

Risk factors further revised.

11.

Refer to prior comment 19. It appears you made only a minor change to the caption of this risk factor without clearly explaining why a black check company may be less attractive to acquisition candidates. Please provide a clear explanation of the disadvantages of a blank check offering. Include a clear explanation of why it would not be attractive to potential acquisition candidates.

Additional disclosure added.

Shares eligible for future sale…page 13

12.

We refer to prior comment 20. Your revisions do not address the impact of the registration of the shares held by Joshua Sisk. Please revise the disclosure to reflect the effect of registration of the securities.

Disclosure to reflect the registration of Sisk’s shares has been added.

Use of Proceeds, page 14

13.

We note your disclosure that you may use 10% of the proceeds for possible commissions on sale. Given your disclosure elsewhere in the registration statement that Joshua Sisk will not receive any commissions and your disclosure on the cover page of the prospectus that underwriting discounts and commissions will be $0, please tell us what commissions you are referring to in this section. Please disclose any additional underwriting arrangements.

Reference to commissions deleted.

14.

Please reconcile your disclosure that you intend to use the proceeds for working capital purposes with your disclosure in the sixth risk factor that you intend to use proceeds to effect a business combination.

Clarified to confirm that the working capital is to effect a business combination which is the sole business of the corporation.

Plan of Distribution, page 16

15.

Refer to prior comment 23. Your exhibit index continues to refer to exhibit 99. Therefore, we reissue the comment.

Reference corrected.

General Business Plan, page 22

16.

Refer to prior comment 24. Please provide us with your legal analysis, citing the applicable rules that are the revised statement that “year end audits and an opinion letter for a registration is good for only 6 months.

Revised to reflect that year end audits are only good for one year and that an opinion letter may be considered stale based on having had to redue opinions based upon comment letters from the SEC that requested a new opinion as the old letter was stale.

17.

You disclose that the Form 8-K to be filed by a shell company upon completion of a merger or acquisition must contain audited financial statements. As such the significant cost savings for an operating business in consummating a merger with you rather than doing a stand alone public offering are unclear. Clearly identify where cost savings would occur or revise your disclosure to remove the implication that an initial public offering would incur substantial additional costs.

Disclosure removed.

Acquisition of Opportunities, page 24

18.

We note your response to prior comment 25. It appears you anticipate receiving audited financial statements upon closing of an acquisition or merger. However, rule 419(e) requires that you file a post-effective amendment upon signing of an acquisition or merger agreement, not closing. Please tell us how receipt of delivery of audited financials at closing and not signing will allow you to comply with Rule 419(e).

Revised to reflect receipt at signing.

19.

Refer to prior comment 27. Please tell us where you have added the additional risk factor you reference in your response.

Revised to add risk factor to disclose risks related to the fact that Mr. Sisk must receive $.02 in exchange for his shares even through other shareholders may receive less consideration or their shares.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 25

20.

We see your disclosure that “since inception until the present time, the principal independent accountants for the Company has neither resigned (nor declined to stand for reelection) nor have been dismissed. The independent accountant for the Company is The Blackwing Group, LLC.” Please revise your disclosure to accurately reflect that your new auditors are Sam Kan & Company and provide all disclosures as required by Item 304 of Regulation S-K.

Sam Kan & Co. and PCAOB revocation disclosure has been added.

21.

Additionally, as previously requested in our letter dated December 30, 2009, please disclose that the PCAOB revoked the registration of The Blackwing Group, LLC on December 22, 2009 because of violation of Section 10(b) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation.

PCAOB revocation disclosure has been added.

22.

In this regard, please tell us if you have been able to obtain an Exhibit 16 letter from The Blackwing Group, LLC, if not, please disclose that fact in your Form S-1.

An Exhibit 16 letter has been obtained.

Financial Statements, page F-1

23.

Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant’s consent should also be included with any amendment to the filing.

Consent Letter included.

24.

Please revise to properly reflect that you are presenting financial statements for the period ended December 31, 2009.

Revised.

Statement of Operations, page F-4

25.

Please revise your presentation of basic and diluted loss per share to reflect only two decimal points.

Please see revised Statement of Operations

Note A-Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-7

26.

We noted that you revised your filing to again include disclosure that property and equipment are carried at cost and depreciation is computed on a straight line basis for your office equipment, copier and vehicles. From this disclosure it appears that the company maintains property and equipment, please tell us how you have recorded these assets on the Balance Sheet.

The Company does not have any property and equipment at this moment. The Company presents such accounting procedure for property and equipment solely for the purpose to show that shall the Company receive any properties or equipment in the future, the Company will adopt this accounting procedure. Should you determine that the Company should not present this accounting procedure for completeness sake, please notify us to remove from the footnotes.

Cost of Goods Sold, page F-8

27.

We see your disclosure that “since the Company is still in the development state, formal application of certain procedures have not been implemented. Generally, job costs include purchase price of properties as well as all direct materials, and labor costs and those indirect costs related to development and maintenance of the property prior to sale. Selling, general and administrative costs are charged to expense as incurred.” Please revise your footnotes to be specific to your business and related operations, clarify for us what those certain procedures are that have not been implemented and how this impacts your financial statements. Also, tell us what job costs you incur and provide us with a description of the types of jobs that incur such costs. Additionally, tell us what costs you incur related to the development and maintenance of property and tell us the types of properties you are referring to in your disclosure.

Again, accounting procedures for Cost of Goods Sold was presented for the same purpose as P&E. The Company has not incurred such cost at this moment. The accounting procedures are merely in place shall the Company incur such costs in the future.

Advertising, page F-8

28.

We see your disclosure that advertising expenses related to specific jobs are allocated and classified as costs of goods sold. Advertising expenses not related to specific jobs are recorded as general and administrative expenses. Please tell us what jobs you are referring to in your disclosure. Revise your disclosure to refer to your specific business.

Please see revised footnotes.

Recently Issued Accounting Pronouncements, page F-8

29.

Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future amendments, please revise any references to accounting standards in accordance with FASB ASC 105-10.

We amended the descriptions in Note A in the financial statements to reflect the adoption of the FASB Accounting Standards Codification. Please see revised Footnotes.

Other expenses of Issuance and Distribution, page II-1

30.

Refer to prior comment 30. Please revise the risk factor to refer expressly to the expenses of the offering. Also the total amount of offering expenses appears incorrect. Please revise.

Revised.

Exhibit 5.1

30.

Refer to prior comment 35. The opinion should separate address the shares that have already been issued to Joshua Sisk and the shares that will be issued by OICco in the offering. Also, you should clearly address whether the shares to be issued by OICco have already been duly authorized. Please revise.

Revised.

Exhibit 23.1

32.

Please revise the consent of the registered independent auditors to refer to the appropriate Registration Statement on Form S-1. For example, the consent currently included as an exhibit to the filing refers to the Registration Statement on Form S-1 dated March 17, 2010 but is included in the Registration Statement on Form S-1 filed on April 7, 2010. Please have your auditors revise the consent to refer to the appropriate Registration Statement on Form S-1.

Updated consent included.

Very truly yours,

/s/ Harold P. Gewerter, Esq.

Harold P. Gewerter, Esq.

Harold P. Gewerter, Esq. Ltd.

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